MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : HOLDINGS

Top 15 Holdings as of December 31, 2011	
Mastercard, Inc.	4.61%
Google, Inc.	3.73%
Companhia De Bebidas	3.72%
Pfizer, Inc.	3.57%
Exxon Mobil	3.50%
General Electric Co.	3.40%
Munich Re Group	3.34%
Citigroup, Inc.	3.25%
Microsoft Corp.	3.21%
Hewlett Packard	3.19%
Sanofi Aventis ADR	3.16%
Cisco Systems, Inc	3.13%
Mitsubishi UFJ Financial	3.11%
ABB ADR	3.11%
Banco Santander ADR	3.10%

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : SECTORS


Financials
24.62%
Information Technology
20.55%
Health Care
20.29%
Telecommunication Services
11.71%
Energy
9.45%
Industrials
6.51%
Consumer Staples
3.72%
Consumer Discretionary
2.98%
Net Cash
0.17%

Fund Sectors as of December 31, 2011	
Financials	24.62%
Information Technology	20.55%
Health Care	20.29%
Telecommunication Services	11.71%
Energy	9.45%
Industrials	6.51%
Consumer Staples	3.72%
Consumer Discretionary	2.98%
Net Cash	0.17%